Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

**Group Secretariat**

***By Airmail***



15th July 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

I enclose for your information a notification dated 15th July 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary



dlw 7/30

Full Text Announcement



| | |
|---|---|
| **Company** | Jardine Strategic Hldgs Ld |
| **TIDM** | JDS |
| **Headline** | Notice of Results |
| **Released** | 10:17 15 Jul 2002 |
| **Number** | 6101Y |

**JARDINE STRATEGIC HOLDINGS LIMITED**
**2002 Interim Results Announcement Date**

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2002 of the above Company will be considered is Wednesday, 31st July 2002.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

15th July 2002

www.jardines.com

END